EXHIBIT 99.1

Interim Consolidated Financial Statements
For The Nine Months Ended

September 30, 2010

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Thousands of Canadian Dollars)
(Unaudited)

		As at September 30, 2010	As at December 31, 2009
Assets

Current
Cash and cash equivalents		$38,912	$80,624
Amounts receivable and prepaid expenses		628	410
Due from related party	(Note 10)	26	16
Current assets related to discontinued operations	(Note 3)	-	592
		39,566	81,642

Property and equipment		255	278
Long term assets related to discontinued operations	(Notes 3 and 5)	-	3,442
		$39,821	$85,362

Liabilities

Current
Accounts payable and accrued liabilities		$472	$2,659
Due to related parties	(Note 10)	218	67
Current liabilities related to discontinued operations	(Note 3)	-	1,435
		690	4,161

Shareholders’ Equity

Share capital	(Note 6)	182,008	174,418
Contributed surplus	(Note 9)	24,006	18,265
Deficit		(166,883)	(111,482)
		39,131	81,201
		$39,821	$85,362

Discontinued Operations (Note 3)

Subsequent Event (Note 13)

Approved by the Directors:
“Bryce Roxburgh”	Director
“Douglas Scheving”	Director

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Operations and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Per Share Data)
For the period ended September 30, 2010 (Unaudited)

		Three months ended		Nine months ended
		September 30		September 30
		2010	2009	2010	2009
Income
Interest Income		$92	$135	$323	$388
Expenses

Administration salaries and consulting	(Note 7)	548	139	1,909	585
Amortization		15	30	43	62
Directors’ fees	(Note 7)	809	10	2,753	953
Foreign exchange loss		5	14	3	99
General and administration		117	11	426	261
Professional fees		5	43	221	135
Management fees	(Note 7)	285	200	1,486	1,851
Mineral property exploration expenditures	(Notes 5 and 7)	2,225	1,572	14,439	7,763
Shareholder communications	(Note 7)	107	95	869	346
Stock exchange listing and filing fees		-	12	122	68
		4,116	2,126	22,271	12,123
Loss from continuing operations		4,024	1,991	21,948	11,735
Loss from discontinued operations	(Note 3)	-	3,400	5,506	8,885
Net loss and comprehensive loss for the period		$4,024	$5,391	$27,454	$20,620
Basic & diluted loss per common share from continuing operations		$(0.05)	$(0.03)	$(0.30)	$(0.20)
Basic & diluted loss per common share from discontinued operations		$-	$(0.06)	$(0.07)	$(0.15)
Total basic & diluted loss per share		$(0.05)	$(0.09)	$(0.37)	$(0.35)
Weighted average number of common shares outstanding		75,813,370	62,519,490	74,994,290	59,745,001

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars)
For the period ended September 30, 2010 (Unaudited)

		Three months ended September 30,		Nine months ended September 30,
		2010	2009	2010	2009
Operating Activities
Loss for the period from continuing operations		$(4,024)	$(1,991)	$(21,948)	$(11,735)
Non cash items:
Amortization		15	40	43	77
Donation of shares		-	-	86	-
Stock-based compensation	(Note 7)	2,060	632	7,459	3,684
		(1,949)	(1,319)	(14,360)	(7,974)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(106)	(162)	(218)	(60)
Due from related party		(15)	5	(10)	(16)
Accounts payable and accrued liabilities		(316)	(224)	(2,187)	(443)
Due to related parties		(46)	1	151	(220)
Cash flows from the operating activities of continuing operations		(2,432)	(1,699)	(16,624)	(8,713)
Loss for the period from discontinued operations		-	(3,400)	(5,506)	(8,885)
Non-cash items:
Amortization		-	2	4	24
Gain on sale of property and equipment		-	(11)	-	(11)
Stock-based compensation	(Note 7)	-	832	826	2,338
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		-	18	84	(52)
Accounts payable and accrued liabilities		-	708	62	10
Cash flows from the operating activities of discontinued operations		-	(1,851)	(4,530)	(6,576)

Financing Activities
Issue of share capital for cash	(Note 6)	1,553	1,220	4,960	30,565
Share issue costs		-	(1)	-	(2,311)
Cash flows from financing activities of continuing operations		1,553	1,219	4,960	28,254
Cash transferred on Plan of Arrangement	(Note 3)	-	-	(25,498)	-
Cash flows from financing activities of discontinued operations		-	-	(25,498)	-

Investing Activities
Acquisition of property and equipment		(6)	(85)	(20)	(92)
Cash flows from investing activities of continuing operations		(6)	(85)	(20)	(92)
Acquisition of property and equipment		-	(40)	-	(40)
Proceeds on sale of property and equipment		-	11	-	11
Cash flows from investing activities of discontinued operations		-	(29)	-	(29)

Net (decrease) increase in cash and cash equivalents		(885)	(2,445)	(41,712)	12,844
Cash and cash equivalents, beginning of period		39,797	34,402	80,624	19,113

Cash and cash equivalents, end of period		$38,912	$31,957	$38,912	$31,957

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation Consolidated Statements of Shareholders’ Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the nine month period ending September 30, 2010 and the year ended December 31, 2009 (Unaudited)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders' Equity

Balance at December 31, 2008	50,200,423	$89,356	$11,822	$(80,504)	$20,674
Additions during the year:
Exercise of warrants	304,679	731	-	-	731
Exercise of stock options	1,485,100	2,717	-	-	2,717
Equity financing net of share issue costs	21,907,500	80,963	-	-	80,963
Agent’s warrants	-	(1,511)	1,511	-	-
Contributed surplus allocated on exercise of Agent’s Warrants	-	376	(376)	-	-
Contributed surplus allocated on exercise of stock options	-	1,786	(1,786)	-	-
Stock-based compensation	-	-	7,094	-	7,094
Net loss for the year	-	-	-	(30,978)	(30,978)
Balance at December 31, 2009	73,897,702	$174,418	$18,265	$(111,482)	$81,201
Additions during the period:
Exercise of warrants	581,538	1,633	-	-	1,633
Exercise of stock options	1,845,900	3,327	-	-	3,327
Donation	10,000	86	-	-	86
Contributed surplus allocated on exercise of Agent’s Warrants	-	615	(615)	-	-
Contributed surplus allocated on exercise of stock options	-	1,929	(1,929)	-	-
Stock-based compensation	-	-	8,285	-	8,285
Transfer of Argentine Business net assets to Extorre	-	-	-	(27,947)	(27,947)
Net loss for the period	-	-	-	(27,454)	(27,454)
Balance at September 30, 2010	76,335,140	$182,008	$24,006	$(166,883)	$39,131

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

1.	Nature of Business and Continuing Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties, if any, are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

Certain prior period amounts in these interim consolidated financial statements have been reclassified to conform to the current year presentation.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and, except as noted below, follow the same accounting policies and methods of their application as the Company’s audited consolidated financial statements for the year ended December 31, 2009, without all the note disclosures required for audited financial statements. These interim financial statements reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

3.	Discontinued Operations and Transfer of Argentine Assets

On March 24, 2010 the Company completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre Gold Mines Limited (“Extorre”).  Under the Arrangement, each shareholder of the Company receivedone share of Extorre for each share of the Company held.  The Company transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”), (together “Argentine Business”), both companies incorporated in the British Virgin Islands, to Extorre.  Estelar and Cognito hold the Argentine assets which included cash and working capital balances, and the interests in a number of precious and base metal projects, being the Cerro Vanguardia Sociedad Anonima (“CVSA”) properties (includes Cerro Moro), the Don Sixto property, the Estelar properties and the MRP properties.

The Company did not realize any gain or loss on the transfer of the Argentine Business, which was comprised of a cash contribution of $25 million, and the other Argentine assets and liabilities as at the effective date of the Arrangement.

The Arrangement was approved by the board of directors of Exeter and, among other things, the favourable vote of Exeter's common shareholders at a special shareholders’ meeting held on March 11, 2010.

The Company has, in accordance with CICA 3475, accounted for the financial results associated with the Argentine Business up to the date of the Arrangement as discontinued operations in these financial statements and has reclassified the related amounts for the current and prior period.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

3.	Discontinued Operations and Transfer of Argentine Assets (Continued)

The amount recognized as loss from discontinued operations includes the direct operating results of Estelar and Cognito and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The following table shows the results related to discontinued operations for the three and nine month periods ended September 30, 2010 and 2009:

	Three Months ended September 30		Nine Months ended September 30
	2010	2009	2010	2009
Accounting and audit	$-	$13	$49	$58
Administration salaries and consulting* (Note 7)	-	193	281	457
Directors’ fees* (Note 7)	-	166	-	722
Foreign exchange loss/(gain)	-	(104)	70	(185)
General and administration	-	118	65	288
Legal fees	-	35	76	74
Management fees* (Note 7)	-	434	358	1,092
Mineral property exploration expenditures* (Notes 5 and 7)	-	2,418	4,453	6,070
Shareholder communications* (Note 7)	-	121	131	270
Stock exchange listing and filing fees	-	6	23	39
Loss from discontinued operations	$-	$3,400	$5,506	$8,885
* Includes stock-based compensation allocated

The transfer of the Argentine assets is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivables and prepaid expenses	183
Due from related party	238
Long term assets related to discontinued operations:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)

Net assets transferred to Extorre	$27,947

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

4.	Changes in accounting policies and new accounting developments

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests, Sections 1582, 1601 and 1602

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards.  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  The Company has early adopted these policies effective January 1, 2010 and concluded that there wasno material impact to the interim consolidated financial statements.

5.	Mineral Properties - Exploration Costs

	Discontinued Operations	Chilean Properties	Nine Months ended September 30, 2010
Assays	$437	$282	$719
Assays	$437	$282	$719
Consultants and contractors	20	316	336
Drilling	1,321	5,566	6,887
Engineering	123	64	187
Environmental	146	58	204
Field camp	312	1,624	1,936
Geological *	494	1,499	1,993
IVA tax	491	1,569	2,060
Legal and title	76	81	157
Metallurgical *	116	1,016	1,132
Office operations	179	186	365
Resource development	50	237	287
Travel	221	34	255
Wages and benefits *	467	1,907	2,374
Exploration costs	$4,453	$14,439	$18,892
Cumulative exploration costs	$57,190	$37,891	$95,081
*Includes stock-based compensation as reflected below:

	Discontinued Operations	Chilean Properties	Nine Months ended September 30, 2010
Geological	$181	$977	$1,158
Metallurgical	66	544	610
Wages and benefits	58	472	530
Total	$305	$1,993	$2,298

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

5.	Mineral Properties - Exploration Costs(Continued)

	Discontinued Operations	Chilean Properties	Nine Months ended September 30, 2009
Assays	$324	$263	$587
Assays	$324	$263	$587
Consultants and contractors	59	66	125
Drilling	1,941	2,440	4,381
Engineering	68	147	215
Environmental	130	100	230
Field camp	463	1,102	1,565
Geological *	548	1,035	1,583
IVA tax	273	789	1,062
Legal and title	95	141	236
Metallurgical *	28	349	377
Office operations	395	175	570
Resource development	231	1	232
Travel	499	340	839
Wages and benefits *	1,016	815	1,831
Exploration costs	$6,070	$7,763	$13,833
Cumulative exploration costs	$48,272	$19,393	$67,665

*Includes stock-based compensation as reflected below:

	Discontinued Operations	Chilean Properties	Nine Months ended September 30, 2009
Geological	$130	$512	$642
Metallurgical	-	74	74
Wages and benefits	227	71	298
Total	$357	$657	$1,014

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

6.	Share Capital

The Company has an unlimited authorized share capital.

The Company has issued shares of its capital stock as follows:

	September 30, 2010		December 31, 2009
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period /year	73,897,702	$174,418	50,200,423	$89,356
Issued during the period/year for:
Cash - equity financing	-	-	21,907,500	86,500
- exercise of options	1,845,900	3,327	1,485,100	2,717
- exercise of warrants	581,538	1,633	304,679	731
Donation	10,000	86	-	-
Contributed surplus allocated
- on exercise of options	-	1,929	-	1,786
- on exercise of agent’s warrants	-	615	-	376
Share issue costs	-	-	-	(7,048)
Balance, end of period / year	76,335,140	$182,008	73,897,702	$174,418

During the nine months ended September 30, 2010, the Company issued 1,845,900 shares pursuant to the exercise of options at an average price of $1.80 per share for a total consideration of $3,327; 581,538 shares pursuant to the exercise of warrants at a price of $2.81 per share, and 10,000 shares as a charitable donation at the market price on date of issue of $8.60 per share.  Contributed surplus allocated to share capital upon the exercise of stock options and agents warrants was $1,929 and $615 respectively.

7.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

7.	Stock Option Plan(Continued)

The following is a summary of the status of the Plan at September 30, 2010 and December 31, 2009:

	September 30, 2010			December 31, 2009
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price

Options outstanding, beginning of period/year	9,008,900	$1.98	*	8,885,000	$2.50
Forfeited/cancelled/expired	(177,500)	3.73	*	(3,716,000)	3.31
Granted	3,383,000	6.42	*	5,325,000	2.95
Exercised	(1,845,900)	1.80		(1,485,100)	1.83
Options outstanding, end of period/year	10,368,500	$3.47		9,008,900	$2.50

*After giving effect to the exercise price adjustment in relation to the Arrangement (Note 3). Under the Arrangement, each option holder in the Company received one option in the Company, at a new exercise price but with the same expiry date as the existing option and one option in Extorre at a new exercise price but with the same expiry date as the existing option in the Company for each option held at the Arrangement date.  The exercise price was determined on the basis of the relative volume weighted average trading price of Extorre and the Company during the first five trading days after the completion of the Arrangement, applied to the original option price. As such, the adjustment to the options is not a re-pricing and does not result in the recognition of additional stock-based compensation.

The following table summarizes information about the stock options outstanding at September 30, 2010.

Range of Prices ($)	Outstanding	Vested	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
1.01 – 2.00	2,963,400	2,963,400	2.04	$1.47*
2.01 – 3.00	3,774,600	3,774,600	2.91	2.36*
3.01 – 4.00	317,500	317,500	3.99	3.99*
5.01 – 6.00	765,000	257,500	4.34	5.46*
6.01 – 7.00	2,548,000	947,500	4.62	6.77
	10,368,500	8,260,500	3.26	$3.47

*After giving effect to the exercise price adjustment in relation to the Arrangement (Note 3).

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

7.	Stock Option Plan(Continued)

Stock-based Compensation

The fair value of the 3,198,000 options granted during the nine months ended September 30, 2010 was estimated at the grant date, cliff vest date or measurement date (Shareholder approval date) using the Black-Scholes option pricing model with the following assumptions:

Expected annual volatility	80.79% - 84.58%
Risk-free interest rate	1.85% - 2.11%
Expected life	3.0 years
Expected dividend yield	0.0%

Stock-based compensation expense recognized in the period, on the vesting of stock options of $8,285 was allocated to contributed surplus.

Stock-based compensation has been allocated as follows:

	Three Months ended September 30, 2009		Nine Months ended September 30, 2009
	Discontinued Operations	Continuing Operations	Discontinued Operations	Continuing Operations
Administration salaries and consulting	$-	$448	$217	$1,612
Management fees	-	157	299	886
Directors’ fees	-	809	-	2,753
Shareholder communications	-	2	5	215
Mineral property exploration expenditures	-	644	305	1,993
Total	$-	$2,060	$826	$7,459

	Three Months ended September 30, 2009		Nine Months ended September 30, 2009
	Discontinued Operations	Continuing Operations	Discontinued Operations	Continuing Operations
Administration salaries and consulting	$105	$70	$260	$333
Management fees	334	107	929	1,651
Directors’ fees	165	10	716	946
Shareholder communications	49	52	76	97
Mineral property exploration expenditures	179	393	357	657
Total	$832	$632	$2,338	$3,684

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

8.	Warrants

At September 30, 2010 the Company had outstanding share purchase warrants exercisable to acquire 193,633 shares as follows:

Number	Exercise Price*	Expiry Date
193,633	$ 4.74	November 26, 2010

*After giving effect to the exercise price adjustment in relation to the Arrangement (Note 3).Under the Arrangement, each share purchase warrant holder in the Company received one share purchase warrant in the Company at a new exercise price but with the same expiry date as the existing share purchase warrant and one share purchase warrant in Extorre at a new exercise price but with the same expiry date as the existing share purchase warrant in the Company for each share purchase warrant held at the Arrangement date.  The exercise price was determined on the basis of the relative volume weighted average trading price of Extorre and the Company during the first five trading days after the completion of the Arrangement applied to the original option price.  As such, the adjustment to the share purchase warrant is not a re-pricing.

At December 31, 2009 the Company had outstanding share purchase warrants exercisable to acquire 775,171 shares as follows:

Number	Exercise Price	Expiry Date
480,196	$ 2.40	February 26, 2010*
294,975	$ 6.00	November 26, 2010
775,171

* all warrants were exercised prior to the expiry date.

9.	Contributed Surplus

	September 30, 2010	December 31, 2009
Balance, beginning of the period / year	$18,265	$11,822
Stock-based compensation expense	8,285	7,094
Agent’s Warrants	-	1,511
Contributed surplus allocated on exercise of Agent’s Warrants	(615)	(376)
Contributed surplus allocated on exercise of stock options	(1,929)	(1,786)
Balance, end of the period / year	$24,006	$18,265

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

10.	Related Party Transactions

Amounts due from related parties of $26 at September 30, 2010 (December 31, 2009 - $16) is for administrative support fees from a corporation with common directors. During the nine months ended September 30, 2010 the Company accrued a total of $45 (September 30, 2009 - $35) for administrative support fees from this corporation.

Amounts due to related parties of $218at September 30, 2010 (December 31, 2009 - $67) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.

During the nine months ended September 30, 2010 a total of $1,317 (September 30, 2009 - $1,060) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $370, which included a bonus of $100 (2009 - $370) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.As at September 30, 2010, the Company had amounts owing of $18.

b)
Exploration fees of $192, which included a bonus of $50 (2009 - $192) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at September 30, 2010, the Company had amounts owing of $62.

c)
Management fees of $246 which included a bonus of $50 (2009 - $238) were paid to a corporation controlled by the Chairman of the Company.Of this amount, $60 was recovered from Extorre based upon an agreed allocation for services rendered. As at September 30, 2010, the Company had net amounts owing of $10.

d)
Management fees of $278 which included a bonus of $75 (2009 - $260) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at September 30, 2010, the Company had amounts owing of $22.

e)
Management fees of $231 (2009 - $Nil) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. Of this amount, $70 was recovered from Extorre based upon an agreed allocation for services rendered. As at September 30, 2010, the Company had amounts payable of $nil.

f)
The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by Extorre on behalf of the Company during the nine month period ended September 30, 2010 was $41.  As at September 30, 2010, the Company had $106owing to Extorre.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures.  For the nine months ended September 30, 2010 the agreed upon percentage allocation was 40%, resulting in approximately $148 being recovered for administrative support fees and office overhead and $130 of management fees from Extorre. (See Note 10(c) and (e))

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

11.	Contractual Obligations

a)
The Company leases offices in Vancouver and Chile.  In addition the Company has an advance royalty payment of US$250 thousand per year commencing in 2011. The lease commitments are summarized in the table below:

	Payments Due by Period
	Total	2010	2011
Office leases	$165	$48	$117

12.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The segmented reporting is split between the results of the discontinued operations covering all activities associated with the Argentine operations, and continuing operations which covers mineral exploration activities in Chile and head office charges.  Following is a summary of assets and liabilities by geographical segment:

September 30, 2010	Discontinued operations	Canada	Chile	Total
Cash and cash equivalents	$-	$38,794	$118	$38,912
Amounts receivable and prepaid expenses	-	531	123	654
Property and equipment	-	78	177	255
	-	39,403	418	39,821
Current Liabilities	-	(514)	(176)	(690)
	$-	$38,889	$242	$39,131
Net loss - 9 months ended September 30, 2010	$5,506	$7,469	$14,479	$27,454

December 31, 2009	Discontinued operations	Canada	Chile	Total
Cash and cash equivalents	$465	$80,387	$237	$81,089
Amounts receivable and prepaid expenses	127	353	73	553
Property and equipment	88	77	201	366
Mineral properties	3,354	-	-	3,354
	4,034	80,817	511	85,362
Current Liabilities	(1,435)	(1,440)	(1,286)	(4,161)
	$2,599	$79,377	$(775)	$81,201
Net loss - 9 months ended September 30, 2009	$8,885	$4,066	$7,669	$20,620

The activities related to discontinued operations have been reclassified to conform with the presentation for the current period (Note 3).

Exeter Resource Corporation
Notes to the Interim Consolidated Financial Statements
Nine Months ended September 30, 2010
(Expressed in Thousands of Canadian Dollars, Except Per Share Data)
(Unaudited)

13.	Subsequent Event

On October 27, 2010, the Company announced that it had closed the bought deal equity financing, pursuant to a short form prospectus, announced October 4, 2010.  The Company issued 8,065,000 common shares at a price of $6.20 per common share for gross proceeds of $50 million.  In addition, the Company granted the Underwriter an over-allotment option, which was exercised and closed on November 12, 2010, to purchase from the Company an additional 1,209,750 common shares at $6.20 per share to raise additional gross proceeds of$7.5 million.